UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

FORM SD
Specialized Disclosure Report
________________________________________

NCR VOYIX CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	001-00395
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

864 Spring Street NW, Atlanta, GA	30308
(Address of principal executive offices)	(Zip Code)

Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
(800) 225-5627
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
NCR Voyix Corporation (the “Company,” “NCR Voyix,” “we” or “us”) is a global provider of digital commerce solutions for retail stores, restaurants and financial institutions. Headquartered in Atlanta, Georgia, we are a software and services-led enterprise technology provider of run-the-store capabilities for retail and restaurants and cloud-based digital solutions for financial institutions, serving businesses of all sizes. Our software platforms, which run in the cloud and include microservices and APIs that integrate with our customers’ systems, and our As-a-Service solutions enable end-to-end technology-based operations solution for our customers. Our offerings include digital first software and services offerings for retailers, restaurants and financial institutions, as well as payments acceptance solutions, multi-vendor connected device services, self-checkout kiosks and related technologies, point of sale terminals and other self-service technologies. Our solutions are designed to enable retailers, restaurants and financial institutions to seamlessly transact and engage with their customers and end users.

As of the end of 2023, the Company manages and reports the following segments:

•Retail - Our Retail segment is focused on serving retailers of all sizes, from local businesses to some of the most recognized brands in the world. Our software and solutions connect to a modern technology platform that allows retailers to run their stores like they run their digital channels, improving the experience for their customers. These solutions are designed to improve operational efficiency, sales productivity, customer satisfaction and purchasing decisions; provide secure checkout processes and payment systems; and increase service levels.

•Restaurants - Our Restaurants segment is focused on serving restaurants and food service establishments of all sizes, ranging from small and medium-sized businesses to some of the world’s top global food service enterprises. Our solution portfolio spans across table-service, quick-service and fast casual industries, providing competitive end-to-end solutions to “run-the-restaurant.” Our solution portfolio offers cloud-based, platform-enabled technology that is designed to improve operational efficiency, increase customer satisfaction, streamline order and transaction processing and reduce operating costs. In addition, we deliver service support, allowing our customers to focus on their core competencies. Our end-to-end services are a strong differentiating factor within the market.

•Digital Banking - Our Digital Banking segment serves financial institutions by delivering software solutions which enable a fully integrated digital experience for consumer and business customers across all channels. We serve banks and credit unions in the United States with our cloud-based software solutions including account opening, account management, transaction processing, imaging, and branch services, among others. We are unique in our ability to offer unified banking solutions across digital (application and browser), in-branch and via interactive teller machines.

On October 16, 2023, the Company completed the separation of its ATM-focused business, including its self-service banking, payments & network and telecommunications and technology businesses, through the spin-off of its wholly owned subsidiary, NCR Atleos Corporation (“NCR Atleos”). This Form SD

covers products manufactured or contracted for manufacture by NCR Atleos during 2023 prior to October 16, 2023.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2023 to December 31, 2023 (the “Reporting Period”), the Company has no reason to believe that any conflict minerals (“Conflict Minerals”) that are necessary to the functionality or production of such products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “Covered Countries”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

The Company is committed to ethical practices and compliance with all applicable laws and regulations, and to working with our suppliers to responsibly source the materials and components we use in manufacturing products for our customers.

Throughout 2023, the Company’s Conflict Minerals efforts, and RCOI process, were designed to confirm Conflict Mineral content in the products the Company contracted to manufacture, further obtain transparency into its product supply chain for such products, and, more generally, to increase engagement from its suppliers concerning Conflict Minerals issues.

The specific goal of the Company’s RCOI was to determine whether the Conflict Minerals in its relevant products originated in the Covered Countries. In part, the Company’s 2023 RCOI process included:

•maintaining a working group comprised of representatives from the Company’s operational, legal and supply chain functions;

•surveying the Company’s suppliers to verify critical information about the presence and origin of Conflict Minerals contained in the products they supply to the Company;

•communicating diligently with any significant suppliers that did not timely respond to surveys or provided incomplete surveys; and

•analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, the Company arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the Conflict Minerals that (i) the Company identified as necessary to the functionality or the production of the products that it contracted to have manufactured and (ii) were subject to review in the Reporting Period. For purposes of the Company’s Conflict Minerals analysis in this Form SD, the Company considered the specific products that the Company contracted to manufacture for which the manufacturing process was completed during the Reporting Period. Therefore, in connection with this Form SD, the term “Completed Products” refers to the specific products that the Company contracted to manufacture, and the manufacturing process was completed during the Reporting Period.

The Company does not directly purchase any Conflict Minerals, nor does the Company have any direct relationship with any mines or smelters that process these minerals. As part of the RCOI, the Company identified its suppliers that delivered products, materials or supplies to the Company from January 1, 2023 through December 31, 2023, and surveyed these suppliers soliciting information concerning the presence, if any, and source, of Conflict Minerals in the items supplied to the Company. The Company also requested its direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to the Company. In connection with this process and pursuant to further inquiries by the Company’s internal working group, the Company was able to determine that the great majority of suppliers whose products were included in the Company’s manufactured or contracted to manufacture products either did not provide Conflict Minerals or did not provide the Company with a reason to believe that the Conflict Minerals contained in such products originated in the Covered Countries. Upon further internal review and due diligence, the small percentage of non-responsive suppliers likewise provided the Company with no reason to believe that any Conflict Minerals contained in their supplied products originated in the Covered Countries.

Determination

Based on the results of the Company’s RCOI, the Company has determined that, with respect to necessary Conflict Minerals in its Completed Products, the Company has no reason to believe that these Conflict Minerals may have originated in the Covered Countries.

Additional Information

This specialized disclosure report on Form SD can be accessed on the Investor Relations section of our website at www.investor.ncr.com under “Financial Information—SEC Filings.” The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibit
Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NCR Voyix Corporation

By:	/s/ Kelli E. Sterrett
Kelli E. Sterrett
Executive Vice President, General Counsel and Secretary
Date: May 31, 2024